

                                                               FinancialStatements
                                                               Item 6(b) 1
                                                               Page 1 of 26

               Jersey Central Power & Light Company and Subsidiary
                           Consolidated Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                                  June 30, 1999
               -------------------------------------------------
                                                                  (In Thousands)
ASSETS                                                Actual     Adjustments   Pro Forma
                                                  ------------   -----------   ----------
Utility Plant:
  Transmission, distribution and general plant     $ 3,135,468   $       -    $ 3,135,468
  Generation plant                                   1,096,520           -      1,096,520
                                                    ----------    ----------   ----------
      Utility plant in service                       4,231,988           -      4,231,988
  Accumulated depreciation                          (2,310,599)          -     (2,310,599)
                                                    ----------    ----------    ---------
      Net utility plant in service                   1,921,389           -      1,921,389
  Construction work in progress                         69,115           -         69,115
  Other, net                                            59,710           -         59,710
                                                    ----------    ----------   ----------
         Net utility plant                           2,050,214           -      2,050,214
                                                    ----------    ----------   ----------


Other Property and Investments:
  Nuclear decommissioning trusts, at market            452,098           -        452,098
  Nuclear fuel disposal trust, at market               118,861           -        118,861
  Other, net                                             1,803           -          1,803
                                                    ----------    ----------   ----------
      Total other property and investments             572,762           -        572,762
                                                    ----------    ----------   ----------



Current Assets:
  Cash and temporary cash investments                   11,909       182,930      194,839
  Special deposits                                       3,338           -          3,338
  Accounts receivable:
    Customers, net                                     145,537           -        145,537
    Other                                               61,484         6,581       68,065
  Unbilled revenues                                    102,130           -        102,130
  Materials and supplies, at average cost or less:
    Construction and maintenance                        26,061           -         26,061
    Fuel                                                13,908           -         13,908
  Deferred income taxes                                  3,583           -          3,583
  Prepayments                                          127,207           -        127,207
                                                    ----------    ----------    ---------
       Total current assets                            495,157       189,511      684,668
                                                    ----------    ----------    ---------



Deferred Debits and Other Assets:
  Regulatory assets, net                             3,005,897           -      3,005,897
  Deferred income taxes                                196,578           -        196,578
  Other                                                 20,538         2,518       23,056
                                                    ----------    ----------    ---------

      Total deferred debits and other assets         3,223,013         2,518    3,225,531
                                                    ----------    ----------    ---------



      Total Assets                                 $ 6,341,146   $   192,029  $ 6,533,175
                                                    ==========    ==========   ==========




The accompanying notes are an integral part of the consolidated financial statements.



                                                               Financial  Statements
                                                               Item 6(b) 1
                                                               Page 2 of 26

               Jersey Central Power & Light Company and Subsidiary
                           Consolidated Balance Sheets
                  Actual (unaudited) and Pro Forma (unaudited)
                                  June 30, 1999
               -------------------------------------------------
                                                                  (In Thousands)
LIABILITIES AND CAPITALIZATION                        Actual     Adjustments   Pro Forma
                                                      ------     -----------   ----------
Capitalization:
  Common stock                                     $   153,713   $       -    $   153,713
  Capital surplus                                      510,769           -        510,769
  Retained earnings                                    841,056        (8,570)     832,486
  Accumulated other comprehensive income                  (425)          -           (425)
                                                    ----------    ----------    ---------
         Total common stockholder's equity           1,505,113        (8,570)   1,496,543
  Cumulative preferred stock:
    With mandatory redemption                           81,500           -         81,500
    Without mandatory redemption                        37,741           -         37,741
  Company-obligated mandatorily redeemable
    preferred securities                               125,000           -        125,000
  Trust preferred securities                               -         200,000      200,000
  Long-term debt                                     1,133,653           -      1,133,653
                                                    ----------    ----------   ----------
      Total capitalization                           2,883,007       191,430    3,074,437
                                                    ----------    ----------   ----------



Current Liabilities:
  Securities due within one year                        42,512           -         42,512
  Notes payable                                        187,800           -        187,800
       Obligations under capital leases                 77,227           -         77,227
  Accounts payable:
    Affiliates                                          49,263           -         49,263
    Other                                               98,223         6,793      105,016
  Taxes accrued                                         22,043        (6,194)      15,849
  Interest accrued                                      26,887           -         26,887
  Deferred energy credits                                3,004           -          3,004
  Other                                                 52,484           -         52,484
                                                    ----------    ----------    ---------
         Total current liabilities                     559,443           599      560,042
                                                    ----------    ----------    ---------



Deferred Credits and Other Liabilities:
  Deferred income taxes                                572,633           -        572,633
  Unamortized investment tax credits                    48,000           -         48,000
  Three Mile Island Unit 2 future costs                122,541           -        122,541
  Nuclear fuel disposal fee                            144,464           -        144,464
  Power purchase contract loss liability             1,769,275           -      1,769,275
  Other                                                241,783           -        241,783
                                                    ----------    ----------    ---------
      Total deferred credits and other liabilities   2,898,696           -      2,898,696
                                                    ----------    ----------   ----------




      Total Liabilities and Capitalization         $ 6,341,146   $   192,029  $ 6,533,175
                                                    ==========    ==========   ==========




The accompanying notes are an integral part of the consolidated financial statements.




                                                               Financial Statements
                                                               Item 6(b) 1
                                                               Page 3 of 26

               Jersey Central Power & Light Company and Subsidiary
             Consolidated Statements of Income and Retained Earnings
                  Actual (unaudited) and Pro Forma (unaudited)
                   For The Twelve Months Ended June 30, 1999
               -------------------------------------------------
                                                                       (In Thousands)
                                                           Actual    Adjustments     Pro Forma
                                                          --------   -----------     ----------

Operating Revenues                                       $2,026,334   $      -       $2,026,334
                                                          ---------    ---------     ----------
Operating Expenses:
  Fuel                                                       87,402          -           87,402
  Power purchased and interchanged:
    Affiliates                                              100,163          -          100,163
    Others                                                  648,395          -          648,395
  Deferral of energy and capacity costs, net                (14,068)         -          (14,068)
  Other operation and maintenance                           487,039          212        487,251
  Depreciation and amortization                             246,054          -          246,054
  Taxes, other than income taxes                             87,946          -           87,946
                                                          ---------    ---------      ---------
       Total operating expenses                           1,642,931          212      1,643,143
                                                          ---------    ---------      ---------


Operating Income Before Income Taxes                        383,403         (212)       383,191
  Income taxes                                              133,078          -          133,078
                                                          ---------    ---------      ---------
Operating Income                                            250,325         (212)       250,113
                                                          ---------    ---------      ---------
Other Income and Deductions:
  Allowance for other funds
   used during construction                                     441          -              441
  Other income, net                                          15,791          -           15,791
  Income taxes                                               18,308        6,194         24,502
                                                          ---------    ---------      ---------

       Total other income and deductions                     34,540        6,194         40,734
                                                          ---------    ---------      ---------
Income Before Interest Charges                              284,865        5,982        290,847
                                                          ---------    ---------      ---------
Interest Charges:
  Long-term debt                                             87,232          -           87,232
  Trust preferred securities                                    -         14,500         14,500
  Company-obligated mandatorily
   redeemable preferred securities                           10,700          -           10,700
  Other interest                                             11,156           52         11,208
  Allowance for borrowed funds used
   during construction                                       (1,406)         -           (1,406)
                                                          ---------    ---------      ---------
     Total interest charges                                 107,682       14,552        122,234
                                                          ---------    ---------      ---------
Net Income                                                  177,183       (8,570)       168,613
  Preferred stock dividends                                   9,564          -            9,564
                                                          ---------    ---------      ---------

Earnings Available for Common Stock                      $  167,619   $   (8,570)    $  159,049
                                                          =========    =========     ==========

Retained Earnings:
Balance at beginning of period                           $ 938,437    $      -       $  938,437
  Net income                                               177,183        (8,570)       168,613
  Cash dividends declared on common stock                 (265,000)          -         (265,000)
  Cash dividends declared on cumulative preferred stock     (9,564)          -           (9,564)
                                                          --------     ---------     ----------

Balance at end of period                                 $ 841,056    $   (8,570     $  832,486
                                                          ========     =========     ==========



The accompanying notes are an integral part of the consolidated financial statements.

                                                          Financial Statements
                                                          Item 6(b) 1
                                                          Page 4 of 26


               Jersey Central Power & Light Company and Subsidiary
                            Pro Forma Journal Entries
               -------------------------------------------------
                                 (In Thousands)

                                    (1)

Accounts Receivable - other                              $6,581
      Accounts Payable - other                                       $6,581

To reflect an increase of $6.581 million of notes receivable, to a total of $15 million, in accordance with the provisions of the customer home energy improvement financing program ($8.419 million of electric customer obligations were acquired as of July 31, 1999 under the program).

                                    (2)

Other operation and maintenance                            $212
      Accounts Payable - other                                         $212

To reflect the increase of $0.212  million in
operating  expenses,  to  a  total  of  $0.75
million,  as a result  of the  administrative
fee  due  to  the   participating   banks  in
accordance with the provisions of customer home energy improvement financing program
($0.538 million of administrative fees were incurred under the program as of July 31,
1999).

                                    (3)

Cash and temporary cash investments                    $200,000
      Trust preferred securities                                   $200,000

To reflect the proposed issuance of $200 million of trust preferred securities from time to time through December 31, 2000 by JCP&L Capital Trust. The trust preferred securities and dividend payments are to be unconditionally guaranteed by Jersey Central
Power & Light Company (SEC File No. 70-9399).

                                    (4)

Other deferred debits                                    $2,570
      Cash and temporary cash investments                            $2,570

To reflect the underwriters compensation
and offering expenses paid in accordance
with  the  Underwriting  Agreements  for
JCP&L   Capital   Trust  (SEC  File  No.
70-9399).

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 5 of 26


               Jersey Central Power & Light Company and Subsidiary
                            Pro Forma Journal Entries
               -------------------------------------------------
                                 (In Thousands)


                                    (5)

Other interest                                              $52
      Other deferred debits                                             $52

To reflect the annual amortization of the deferred underwriters compensation and offering expenses which are being amortized over 49 years (SEC File No.
70-9399).


                                    (6)

Interest on trust preferred securities                  $14,500
      Cash and temporary cash investments                           $14,500

To reflect the annual interest paid on the subordinated debentures by Jersey
Central  Power & Light  Company to JCP&L
Capital II L.P. at an assumed rate of 7.25% (SEC File No. 70-9399).


                                    (7)

Taxes accrued                                            $6,194
      Income taxes                                                   $6,194

To reflect the decrease in the provision
for  Federal and State  income  taxes at
the rate of 40.85%  attributable  to (a)
the  increase  in  other  operation  and
maintenance   expense  as  a  result  of
administrative  fees associated with the
customer    home   energy    improvement
financing   program  and  (b)   interest
payments  on the  proposed  issuance  of
subordinated    debentures   by   Jersey
Central  Power & Light  Company to JCP&L
Capital II L.P. (SEC File No. 70-9399).

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 6 of 26

                       GPU, INC. AND SUBSIDIARY COMPANIES

               COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     GPU, Inc. owns all the outstanding common stock of three domestic electric utilities -- Jersey Central Power & Light Company (JCP&L), Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). The customer service, transmission and distribution operations of these electric utilities are conducting business under the name GPU Energy. JCP&L, Met-Ed and Penelec considered together are referred to as the "GPU Energy companies." The generation operations of the GPU Energy companies are conducted by GPU Generation, Inc. (Genco) and GPU Nuclear, Inc. (GPUN). GPU Capital, Inc. and GPU Electric, Inc. and their subsidiaries, own, operate and fund the acquisition of electric and gas transmission and distribution systems in foreign countries, and are referred to as "GPU Electric." GPU International, Inc. and GPU Power, Inc. and their subsidiaries, develop, own and operate generation facilities in the United States and foreign countries and are referred to as the "GPUI Group." Other subsidiaries of GPU, Inc. include GPU Advanced Resources, Inc. (GPU AR), which is involved in retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), which is engaged in telecommunications-related businesses; and GPU Service, Inc. (GPUS), which provides legal, accounting, financial and other services to the GPU companies. All of these companies considered together are referred to as "GPU."


1.   COMMITMENTS AND CONTINGENCIES

               COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT
               ---------------------------------------------------

The Emerging Competitive Market and Stranded Costs:
---------------------------------------------------

     With the current market price of electricity being below the cost of some utility-owned generation and power purchase commitments, and the ability of customers to choose their energy suppliers, stranded costs have been created in the electric utility industry. These stranded costs, while generally recoverable in a regulated environment, are at risk in a deregulated and competitive environment. The Pennsylvania Public Utility Commission's (PaPUC) Restructuring Orders issued in 1998 granted Met-Ed and Penelec recovery of a substantial portion of their stranded costs. On May 24, 1999, the New Jersey Board of Public Utilities (NJBPU) issued a Summary Order (Summary Order) which, among other things, provides for full recovery of JCP&L's stranded costs.

     In June 1998, the PaPUC issued restructuring rate orders to Met-Ed and Penelec which resulted in pre-tax charges to income in the second quarter of 1998 of $320 million and $150 million, respectively. In October 1998, the PaPUC issued amended Restructuring Orders, approving the Settlement Agreements entered into by Met-Ed and Penelec. An appeal by one intervenor in the restructuring proceedings is still pending before the Pennsylvania Commonwealth Court. There can be no assurance as to the outcome of this

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 7 of 26

appeal. In the third quarter of 1998, as a result of the amended Restructuring Orders, Met-Ed and Penelec reversed $313 million and $142 million pre-tax, respectively, of their earlier charges and recorded additional non-recurring charges of $38 million and $58 million pre-tax, for Met-Ed and Penelec, respectively.

     In January 1999, New Jersey enacted legislation to deregulate the state's electricity market. In April 1999, JCP&L entered into a settlement agreement with several parties to its stranded cost and rate unbundling proceedings which were pending before the NJBPU. The NJBPU issued a Summary Order, which approved the settlement with certain modifications, and provides for, among other things: a 5% rate reduction commencing August 1, 1999; additional rate reductions of 1% in 2000 and 2% in 2001; and an additional net 3% rate reduction in 2002 inclusive of a 5% rate refund from April 30, 1997 rates for service rendered on or after August 1, 2002, partially offset by a 2% increase in the Market Transition Charge (MTC). For customers who choose an alternate supplier, the Summary Order provides average customer shopping credits beginning at 5.14 cents per kilowatt-hour increasing to 5.40 cents per kilowatt-hour in 2003. The Summary Order also permits JCP&L to apply the net proceeds from its generation asset sales to reduce stranded costs, the securitization of approximately $400 million of stranded costs associated with the Oyster Creek nuclear generating station, and adequate assurance (through a deferral and true-up mechanism) of full recovery of above-market costs associated with JCP&L's obligations under nonutility generation, utility and transition power purchase agreements. JCP&L expects the NJBPU to issue a Final Order in the third quarter of 1999. As a result of the NJBPU's actions, for the quarter ended June 30, 1999, JCP&L recorded a reduction in operating revenues of $115 million reflecting JCP&L's obligation to make refunds to customers from 1999 revenues. For additional information, see Note 2 Accounting for Extraordinary and Non-recurring items.

    In October 1998, the GPU Energy companies entered into definitive agreements to sell TMI-1 to AmerGen Energy Company, LLC (AmerGen), which is a joint venture between PECO Energy and British Energy, for approximately $100 million. Of the $100 million, $23 million will be paid at closing and $77 million, which is for the nuclear fuel in the reactor, will be paid in five equal annual installments beginning one year after closing. The sale, which GPU expects to complete by the end of 1999, is subject to various conditions, including the receipt of satisfactory federal and state regulatory approvals. There can be no assurance as to the outcome of these matters.

     In 1997, GPU announced its intention to begin a process to sell, through a competitive bid process, up to all of the fossil-fuel and hydroelectric generating facilities owned by the GPU Energy companies. The net proceeds from the sale will be used to reduce the capitalization of the respective GPU Energy companies, repurchase GPU, Inc. common stock, fund previously incurred liabilities in accordance with the Pennsylvania settlement, and may also be applied to reduce short-term debt, finance further acquisitions, and to reduce acquisition debt of GPU Electric.

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 8 of 26

     In March 1999, Penelec completed the sale of its 50% interest in the Homer City Station to a subsidiary of Edison Mission Energy for approximately $900 million. As a result of the sale, Penelec recorded an after-tax gain of $27.8 million in the first quarter of 1999 for the portion of the gain related to wholesale operations and deferred as a regulatory liability $596.7 million pending Phase II of the Pennsylvania restructuring proceeding.

     In July 1999, Penelec completed the sale of its 20% interest in the Seneca Pumped Storage Hydroelectric Generating Station to The Cleveland Electric Illuminating Company for $43 million. This sale will be recorded in the third quarter of 1999.

     In November 1998, the GPU Energy companies entered into definitive agreements with Sithe Energies (Sithe) to sell all their remaining fossil-fuel and hydroelectric generating facilities, other than JCP&L's 50% interest in the Yards Creek Pumped Storage Facility (Yards Creek) for a total purchase price of approximately $1.7 billion (JCP&L $442 million; Met-Ed $677 million; Penelec $561 million). The sales to Sithe are expected to be completed in the third quarter of 1999, subject to the timely receipt of the necessary regulatory and other approvals.

     JCP&L and Public Service Electric & Gas Company (PSE&G) each hold a 50% undivided ownership interest in Yards Creek. In December 1998, JCP&L filed a petition with the NJBPU seeking a declaratory order that PSE&G's right of first refusal to purchase JCP&L's ownership interest at its current book value under a 1964 agreement between the companies is void and unenforceable. In January 1999, the New Jersey Superior Court held that the NJBPU had primary jurisdiction in the matter and dismissed a PSE&G complaint requesting that the Court require JCP&L to sell its ownership interest to PSE&G. Management believes that the fair market value of JCP&L's ownership interest in Yards Creek is substantially in excess of its June 30, 1999 book value of $22 million. There can be no assurance of the outcome of this matter.

Nonutility Generation Agreements:

     Pursuant to the mandates of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies have been required to enter into power purchase agreements with nonutility generators (NUGs) for the purchase of energy and capacity for remaining periods of up to 22 years. The following table shows actual payments from 1997 through June 30, 1999, and estimated payments thereafter through 2003.

                          Payments Under NUG Agreements
                          -----------------------------
                                  (in millions)

                           Total      JCP&L      Met-Ed      Penelec
                           -----      -----      ------      -------

      1997                  759        384         172          203
      1998                  788        403         174          211
      1999                  781        384         179          218
      2000                  816        404         169          243
      2001                  805        413         166          226
      2002                  819        425         169          225
      2003                  827        422         173          232

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 9 of 26

     As of June 30, 1999, NUG facilities covered by agreements having 1,681 MW (JCP&L 928 MW; Met-Ed 348 MW; Penelec 405 MW) of capacity were in service. While a few of these NUG facilities are dispatchable, most are must-run and generally obligate the GPU Energy companies to purchase, at the contract price, the output up to the contract limits.

     The emerging competitive generation market has created uncertainty regarding the forecasting of the GPU Energy companies' energy supply needs, which has caused the GPU Energy companies to change their supply strategy to seek shorter term agreements offering more flexibility. The GPU Energy companies' future supply plan will focus on short- to intermediate-term commitments (one month to three years) during periods of expected high energy price volatility and reliance on spot market purchases during other periods. The projected cost of energy from new generation supply sources has also decreased due to improvements in power plant technologies and lower forecasted fuel prices. As a result of these developments, the rates under virtually all of the GPU Energy companies' NUG agreements are substantially in excess of current and projected prices from alternative sources.

     The NJBPU Summary Order and PaPUC Restructuring Orders provide the GPU Energy companies assurance of full recovery of their NUG costs (including above-market NUG costs and certain buyout costs). Accordingly, the GPU Energy companies have recorded, on a present value basis, a liability of $3.5 billion (JCP&L $1.7 billion; Met-Ed $0.8 billion; Penelec $1 billion) on the Consolidated Balance Sheets which is fully offset by Regulatory assets, net. In addition, JCP&L recorded a liability of $75 million for above-market utility purchase power agreements with a corresponding offset to Regulatory assets, net, since there is also assurance of full recovery of these costs. The GPU Energy companies will continue efforts to reduce the above-market costs of these agreements and will, where beneficial, attempt to renegotiate the prices of the agreements, offer contract buyouts and attempt to convert must-run agreements to dispatchable agreements. There can be no assurance as to the extent to which these efforts will be successful.

     In 1997, the NJBPU approved a Stipulation of Final Settlement which, among other things, provides for the recovery of costs associated with the buyout of the Freehold Cogeneration project (Freehold buyout). The Stipulation of Final Settlement provides for recovery through the levelized energy adjustment clause of: (1) buyout costs up to $130 million, and (2) 50% of any costs from $130 million to $140 million, over a seven-year period for the termination of the Freehold power purchase agreement. The NJBPU approved the cost recovery on an interim basis subject to refund, pending further review by the NJBPU. The NJBPU's Summary Order provides for the continued recovery of the Freehold buyout in the MTC, but has not altered the interim nature of such recovery. There can be no assurance as to the outcome of this matter.

     In 1998, Met-Ed and Penelec entered into definitive buyout agreements with two NUG project developers. These agreements are contingent upon Met-Ed and Penelec obtaining a final and non-appealable PaPUC order allowing for the full recovery of the buyout payments through retail rates. The Restructuring Orders established terms and conditions that would enable the buyout agreements to proceed; however, until the pending appeal of the Restructuring Orders is resolved, there can be no assurance as to the outcome of these matters.

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 10 of 26

                             ACCOUNTING MATTERS
                             ------------------

     The PaPUC Restructuring Orders and the NJBPU Summary Order essentially deregulated the electric generation portions of the GPU Energy companies' businesses. Accordingly, JCP&L, in the second quarter of 1999, and Met-Ed and Penelec in 1998, discontinued the application of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation," and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FASB Statement No. 71, and Emerging Issues Task Force Issue 97-4, Deregulation of the Pricing of Electricity Issues Related to the Application of FASB Statement No. 71 "Accounting for the Effects of Certain Types of Regulation" and No. 101 "Regulated Enterprises Accounting for the Discontinuation of Application of FASB Statement No. 71," (EITF Issue 97-4) with respect to their electric generation operations. The transmission and distribution portion of the GPU Energy companies' operations continue to be subject to the provisions of FAS 71.

     Regulatory assets, net as reflected in the June 30, 1999 and December 31, 1998 Consolidated Balance Sheets in accordance with the provisions of FAS 71 and EITF Issue 97-4 were as follows:

GPU, Inc. and Subsidiary Companies                     (in thousands)
                                                  ---------------------------
                                                   June 30,     December 31,
                                                     1999           1998
                                                  -----------   -------------

Competitive transition charge (CTC)
  per PaPUC Order                                 $  973,163     $1,023,815
                                                   =========      =========

Other regulatory assets, net:
Reserve for generation divestiture (JCP&L)        $  134,383     $  136,804
Oyster Creek investment                              639,958            -
Phase II reserve for generation divestiture          765,322      1,356,580
Income taxes recoverable through future rates        331,685        449,638
Income taxes refundable through future rates         (39,093)       (52,701)
Net investment in TMI-2                               63,406         65,787
TMI-2 decommissioning costs                          112,886        119,571
Nonutility generation contract buyout costs          109,833        123,208
Unamortized property losses                           76,553         80,287
Other postretirement benefits                         71,137         73,770
Environmental remediation                             48,619         50,214
N.J. unit tax                                         29,780         33,244
Unamortized loss on reacquired debt                   31,815         32,247
Load and demand-side management programs                 225         12,568
DOE enrichment facility decommissioning               27,255         28,956
Nuclear fuel disposal fee                             22,347         21,092
Storm damage                                          31,367         30,166
Deferred nonutility generation costs
  not in current rates                                32,541        (16,067)
Power purchase contract loss (JCP&L)               1,769,275            -
Power purchase contract loss not in CTC              369,290        369,290
Public utility realty taxes                            6,406          8,060
Other regulatory liabilities                         (55,190)       (50,319)
Other regulatory assets                                8,698         10,018
                                                   ---------      ---------
     Total other regulatory assets, net           $4,588,498     $2,882,413
                                                   =========      =========

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 11 of 26

JCP&L                                                  (in thousands)
-----                                              ------------------------
                                                   June 30,     December 31,
                                                     1999           1998
                                                  -----------  ------------

Other regulatory assets, net:
Reserve for generation divestiture                $  134,383     $  136,804
Oyster Creek investment                              639,958            -
Income taxes recoverable through future rates         54,118        172,752
Income taxes refundable through future rates         (22,596)       (35,535)
Net investment in TMI-2                               63,406         65,787
TMI-2 decommissioning costs                           13,063         19,192
Nonutility generation contract buyout costs          109,833        120,708
Unamortized property losses                           76,553         80,287
Other postretirement benefits                         44,828         46,486
Environmental remediation                             48,619         50,214
N.J. unit tax                                         29,780         33,244
Unamortized loss on reacquired debt                   24,658         25,981
Load and demand-side management programs                 225         12,568
DOE enrichment facility decommissioning               16,981         18,049
Nuclear fuel disposal fee                             22,347         21,092
Storm damage                                          31,367         30,166
Power purchase contract loss                       1,769,275            -
Other regulatory liabilities                         (54,843)       (49,840)
Other regulatory assets                                3,942          5,930
                                                   ---------      ---------
     Total other regulatory assets, net           $3,005,897     $  753,885
                                                   =========      =========

Met-Ed                                                 (in thousands)
------                                          -----------------------------
                                                   June 30,     December 31,
                                                     1999           1998
                                                -------------   -------------

Competitive transition charge per PaPUC Order     $  661,927     $  680,213
                                                   =========      =========

Other regulatory assets, net:
Phase II reserve for
  generation divestiture                          $  425,119     $  421,807
Income taxes recoverable through future rates        118,885        133,585
Income taxes refundable through future rates         (10,367)       (10,804)
TMI-2 decommissioning costs                           66,010         68,091
Nonutility generation contract buyout costs              -            2,500
Other postretirement benefits                         26,309         27,284
Unamortized loss on reacquired debt                    2,690          3,023
DOE enrichment facility decommissioning                6,987          7,409
Deferred nonutility generation costs
  not in current rates                                 8,365         (7,746)
Power purchase contract loss not in CTC              271,270        271,270
Public utility realty taxes                            2,952          3,699
Other regulatory liabilities                             (83)           (83)
Other regulatory assets                                2,368          1,899
                                                   ---------      ---------
     Total other regulatory assets, net           $  920,505     $  921,934
                                                   =========      =========

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 12 of 26

Penelec                                                (in thousands)
-------                                          ----------------------------
                                                   June 30,     December 31,
                                                     1999           1998
                                                -------------   -------------

Competitive transition charge per PaPUC Order     $  311,236     $  343,602
                                                   =========      =========

Other regulatory assets, net:
Phase II reserve for
  generation divestiture                             340,203        934,773
Income taxes recoverable through future rates        158,682        143,301
Income taxes refundable through future rates          (6,130)        (6,362)
TMI-2 decommissioning costs                           33,813         32,288
Unamortized loss on reacquired debt                    4,467          3,243
DOE enrichment facility decommissioning                3,287          3,498
Deferred nonutility generation costs
  not in current rates                                24,176         (8,321)
Power purchase contract loss not in CTC               98,020         98,020
Public utility realty taxes                            3,454          4,361
Other regulatory liabilities                            (264)          (396)
Other regulatory assets                                2,388          2,189
                                                   ---------      ---------
     Total other regulatory assets, net           $  662,096     $1,206,594
                                                   =========      =========


    Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that regulatory assets meet the recovery criteria of FAS 71 on an ongoing basis in order to avoid a write-down. In addition, FAS 121 requires that long-lived assets, identifiable intangibles, capital leases and goodwill be reviewed for impairment whenever events occur or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. FAS 121 also requires the recognition of impairment losses when the carrying amounts of those assets are greater than the estimated cash flows expected to be generated from the use and eventual disposition of the assets.

    In accordance with FAS 121, impairment tests performed by the GPU Energy companies on the net book values of their generation facilities determined that the net investments in TMI-1 and Oyster Creek were impaired. This has resulted in a write-down to reflect TMI-1 and Oyster Creek's fair market values in the amounts of $520 million (pre-tax) and $630 million (pre-tax), respectively. The majority of the TMI-1 write-down was recorded in 1998 while the Oyster Creek write-down was recorded in the quarter ended June 30, 1999. Of the amount written down for TMI-1, however, $510 million was reestablished as a regulatory asset because management believes it is probable of recovery in the restructuring process and $10 million (the Federal Energy Regulatory Commission jurisdictional portion) was charged to expense as an extraordinary item in 1998. The total impairment amount of Oyster Creek has also been reestablished as a regulatory asset since the Summary Order provides for recovery in the restructuring process. (For further information relating to the Oyster Creek impairment write-down, see Note 2, Accounting for Extraordinary and Non-recurring items.)

     In 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities". FAS 133 establishes accounting and

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 13 of 26

reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. GPU will be required to include its derivative transactions on its balance sheet at fair value, and recognize the subsequent changes in fair value as either gains or losses in earnings or report them as a component of other comprehensive income, depending upon the intended use and designation of the derivative as a hedge. FAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. GPU will adopt FAS 133 in the first quarter of 2001 and is in the process of evaluating the impact of this statement.


                               NUCLEAR FACILITIES

    The GPU Energy companies have made investments in three major nuclear projects -- TMI-1 and Oyster Creek, both of which are operating generation facilities, and TMI-2, which was damaged during a 1979 accident. TMI-1 and TMI-2 are jointly owned by JCP&L, Met-Ed and Penelec in the percentages of 25%, 50% and 25%, respectively. Oyster Creek is owned by JCP&L. In 1998, GPU entered into definitive agreements to sell TMI-1 to AmerGen.

    At June 30, 1999 and December 31, 1998, the GPU Energy companies' net investment in TMI-1 and Oyster Creek, including nuclear fuel, was as follows:


                                   Net Investment (in millions)
                                   ----------------------------
                                   TMI-1     Oyster Creek
                                   ----      ------------
           June 30, 1999
           JCP&L                   $23            $100
           Met-Ed                   47               -
           Penelec                  23               -
                                    --             ---
             Total                 $93            $100
                                    ==             ===


                                   Net Investment (in millions)
                                   ----------------------------
                                   TMI-1     Oyster Creek
                                   -----     ------------
           December 31, 1998
           JCP&L                   $18            $682
           Met-Ed                   36               -
           Penelec                  17               -
                                    --             ---
             Total                 $71            $682
                                    ==             ===


     JCP&L's net investment in TMI-2 at June 30, 1999 and December 31, 1998 was $63 million and $66 million, respectively. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. In 1998, Met-Ed and Penelec received PaPUC Restructuring Orders, discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF Issue 97-4 with respect to their electric generation operations. Accordingly, Met-Ed and Penelec wrote-off their remaining investment in TMI-2 of $1 million and $7 million, respectively.

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 14 of 26

     Costs associated with the operation, maintenance and retirement of nuclear plants have continued to be significant and less predictable than costs associated with other sources of generation, in large part due to changing regulatory requirements, safety standards, availability of nuclear waste disposal facilities and experience gained in the construction and operation of nuclear facilities. The GPU Energy companies may also incur costs and experience reduced output at their nuclear plants because of the prevailing design criteria at the time of construction and the age of the plants' systems and equipment. In addition, for economic or other reasons, operation of these plants for the full term of their operating licenses cannot be assured. Also, not all risks associated with the ownership or operation of nuclear facilities may be adequately insured or insurable. Consequently, the recovery of costs associated with nuclear projects, including replacement power, any unamortized investment at the end of each plant's useful life (whether scheduled or premature), the carrying costs of that investment and retirement costs, is not assured. (See COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT.)

     JCP&L has been exploring the sale or early retirement of the Oyster Creek facility. In May 1999, the NJBPU approved JCP&L's request to recover the costs associated with an early retirement of Oyster Creek in 2000. If a decision is made to retire the plant early, retirement would likely occur in 2000. Although management believes that the current rate structure would allow for the recovery of and return on its net investment in the plant and provide for decommissioning costs, there can be no assurance that such costs will be fully recoverable.

TMI-2:

     As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, were asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the United States District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

     At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan, and (c) an indemnity agreement with the NRC for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million.

     In 1995, the U.S. Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 15 of 26

"finite fund" (the $560 million of financial protection under the Price-Anderson
Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

     The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the U.S. Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

     In 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed all of the 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs have appealed the District Court's ruling to the Court of Appeals for the Third Circuit, before which the matter is pending. There can be no assurance as to the outcome of this litigation.

     Based on the above, GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.


                         NUCLEAR PLANT RETIREMENT COSTS
                         ------------------------------

     Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

     In 1990, the GPU Energy companies submitted a report, in compliance with NRC regulations, setting forth a funding plan (employing the external sinking fund method) for the decommissioning of their nuclear reactors. Under this plan, the GPU Energy companies intend to complete the funding for Oyster Creek and TMI-1 by the end of the plants' license terms, 2009 and 2014, respectively. The TMI-2 funding completion date is 2014, consistent with TMI-2 remaining in long-term storage and being decommissioned at the same time as TMI-1. Based on NRC studies, a comparable funding target was developed for TMI-2 which took the accident into account. Under the NRC regulations, the funding targets (in 1999 dollars) are as follows:

                                           (in millions)
                                                          Oyster
                                   TMI-1      TMI-2        Creek
                                   -----      -----        -----

JCP&L                               $ 68        $108       $334
Met-Ed                               136         217          -
Penelec                               68         108          -
                                     ---         ---        ---
   Total                            $272        $433       $334
                                     ===         ===        ===

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 16 of 26

     The funding targets, while not considered cost estimates, are reference levels designed to assure that licensees demonstrate adequate financial responsibility for decommissioning. While the NRC regulations address activities related to the removal of the radiological portions of the plants, they do not address costs related to the removal of nonradiological structures and materials.

     In 1995, a consultant to GPUN performed site-specific studies of TMI-1, TMI-2 and Oyster Creek (updated in 1998), that considered various decommissioning methods and estimated the cost of decommissioning the radiological portions and the cost of removal of the nonradiological portions of each plant, using the prompt removal/dismantlement method. GPUN management has reviewed the methodology and assumptions used in these studies, is in agreement with them, and believes the results are reasonable. The NRC may require an acceleration of the decommissioning funding for Oyster Creek if the plant is retired early. The retirement cost estimates under the 1995 site-specific studies, assuming decommissioning at the end of the plants' license terms, are as follows (in 1999 dollars):


                                           (in millions)
                                                          Oyster
                                     TMI-1     TMI-2       Creek
                                     -----     -----       -----

Radiological decommissioning          $358     $435        $591
Nonradiological cost of removal         88       34*         32
                                       ---       ---        ---
   Total                              $446     $469        $623
                                       ===      ===         ===

* Net of $12.6 million spent as of June 30, 1999.

Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage.

     The 1995 Oyster Creek site-specific study was updated in 1998 in response to the previously announced potential early closure of the plant in the year 2000. An early shutdown would increase the retirement costs shown above to $632 million ($600 million for radiological decommissioning and $32 million for nonradiological cost of removal). Both estimates include substantial spending for an on-site dry storage facility for spent nuclear fuel and significant costs for storing the fuel until the DOE complies with the Nuclear Waste Policy Act of 1982 (see OTHER COMMITMENTS AND CONTINGENCIES).

     In 1998, GPU entered into definitive agreements to sell TMI-1 to AmerGen. The agreements provide, among other things, that upon closing, the GPU Energy companies will fund the TMI-1 decommissioning trusts up to $320 million and AmerGen will assume all TMI-1 decommissioning liabilities. If all the necessary regulatory approvals are obtained, the transfer of all TMI-1 decommissioning liability and expense to AmerGen will take place at the financial closing which is expected by the end of 1999.

     The ultimate cost of retiring the GPU Energy companies' nuclear facilities may be different from the cost estimates contained in these site-specific studies. Such costs are subject to (a) the escalation of various cost elements (for reasons including, but not limited to, general inflation),

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 17 of 26

(b)   the   further   development   of   regulatory    requirements    governing
decommissioning, (c) the technology available at the time of decommissioning, and (d) the availability of nuclear waste disposal facilities.

     The GPU Energy companies charge to depreciation expense and accrue retirement costs based on amounts being collected from customers. Customer collections are contributed to external trust funds. These deposits, including the related earnings, are classified as Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets.


TMI-1 and Oyster Creek:

     The NJBPU has granted JCP&L annual revenues for TMI-1 and Oyster Creek retirement costs of $5.2 million and $22.5 million, respectively. These annual revenues are based on the 1995 site-specific study estimates. Effective August 1, 1999, annual revenues for Oyster Creek are based on the 1998 site-specific study estimates.

     Through 1998, the PaPUC granted Met-Ed annual revenues for TMI-1 retirement costs of $8.5 million based on both the NRC funding target for radiological decommissioning costs and a 1988 site-specific study for nonradiological costs of removal. The PaPUC also granted Penelec annual revenues of $4.2 million through 1998 for its share of TMI-1 retirement costs, on a basis consistent with that granted Met-Ed. In the Restructuring Orders, the PaPUC granted recovery of an interim level of TMI-1 decommissioning costs as part of the CTC based on the 1995 site-specific study. This amount will be adjusted in Phase II of Met-Ed and Penelec's restructuring proceedings, once the net proceeds from the generation asset divestiture are determined.

     The amounts charged to depreciation expense for the second quarter of 1999 and the provisions for the future expenditure of these funds, which have been made in accumulated depreciation, are as follows:


                                         (in millions)
                                                   Oyster
                                        TMI-1      Creek
                                        -----      -----
Amount expensed for the six
months ended June 30, 1999:
   JCP&L                                $2.6       $11.2
   Met-Ed                                0.4          -
   Penelec                               0.2          -
                                         ---        -----
                                        $3.2       $11.2
                                        ====       =====

                                         (in millions)
                                                   Oyster
                                        TMI-1      Creek
                                        -----      -----
Accumulated depreciation
provision at June 30, 1999:
   JCP&L                                $ 48       $297
   Met-Ed                                 81          -
   Penelec                                37          -
                                         ---        ---
                                        $166       $297
                                        ====       ====

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 18 of 26

     Management believes that any TMI-1 and Oyster Creek retirement costs, in excess of those currently recognized for ratemaking purposes, should be recoverable from customers.

TMI-2:

     The estimated liabilities for TMI-2 future retirement costs (reflected as Three Mile Island Unit 2 future costs on the Consolidated Balance Sheets) as of June 30, 1999 and December 31, 1998 are as follows:

                                                 (in millions)

                                    GPU        JCP&L       Met-Ed     Penelec
                                    ---        -----       ------     -------

June 30, 1999                       $490       $123        $244       $123
December 31, 1998                   $484       $121        $242       $121

These amounts are based upon the 1995 site-specific study estimates (in 1999 and 1998 dollars, respectively) discussed above and an estimate for remaining incremental monitored storage costs of $28 million (JCP&L $7 million; Met-Ed $14 million; Penelec $7 million) as of June 30, 1999 and $29 million (JCP&L $7 million; Met-Ed $15 million; Penelec $7 million) as of December 31, 1998, as a result of TMI-2's entering long-term monitored storage in 1993. The GPU Energy companies are incurring annual incremental monitored storage costs of approximately $1.8 million (JCP&L $450 thousand; Met-Ed $900 thousand; Penelec $450 thousand).

     Offsetting the $490 million liability at June 30, 1999 is $244 million (JCP&L $17 million; Met-Ed $144 million; Penelec $83 million) which management believes is probable of recovery from customers and included in Regulatory assets, net on the Consolidated Balance Sheets, and $281 million (JCP&L $110 million; Met-Ed $126 million; Penelec $45 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets. Earnings on trust fund deposits are included in amounts shown on the Consolidated Balance Sheets under Regulatory assets, net. TMI-2 decommissioning costs charged to depreciation expense for the six months ended June 30, 1999 amounted to $2.6 million (JCP&L $1.1 million; Met-Ed $1.0 million; Penelec $0.5 million).

     The NJBPU has granted JCP&L revenues for TMI-2 retirement costs based on the 1995 site-specific estimates. In addition, JCP&L is recovering its share of TMI-2 incremental monitored storage costs. The PaPUC Restructuring Orders granted Met-Ed and Penelec recovery of TMI-2 decommissioning costs as part of the CTC, but also allowed Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC.

     At June 30, 1999, the accident-related portion of TMI-2 radiological decommissioning costs is considered to be $77 million (JCP&L $19 million; Met-Ed $39 million; Penelec $19 million), which is the difference between the 1995 TMI-1 and TMI-2 site-specific study estimates (in 1999 dollars). In connection with rate case resolutions at the time, JCP&L, Met-Ed and Penelec have made contributions to irrevocable external trusts relating to their shares of the accident-related portions of the decommissioning liability in the amounts of $15 million, $40 million and $20 million, respectively. These

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 19 of 26

contributions were not recoverable from customers and have been expensed. The GPU Energy companies will not pursue recovery from customers for any amounts contributed in excess of the $77 million accident-related portion referred to above.

     JCP&L intends to seek recovery for any increases in TMI-2 retirement costs, and Met-Ed and Penelec intend to seek recovery for any increases in the nonaccident-related portion of such costs, but recognize that recovery cannot be assured.


                                    INSURANCE
                                    ---------

     GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy (primarily incremental replacement power costs). There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

     The decontamination liability, premature decommissioning and property damage insurance coverage for the TMI station and for Oyster Creek totals $2.7 billion per site. In accordance with NRC regulations, these insurance policies generally require that proceeds first be used for stabilization of the reactors and then to pay for decontamination and debris removal expenses. Any remaining amounts available under the policies may then be used for repair and restoration costs and decommissioning costs. Consequently, there can be no assurance that in the event of a nuclear incident, property damage insurance proceeds would be available for the repair and restoration of that station.

     The Price-Anderson Act limits GPU's liability to third parties for a nuclear incident at one of its sites to approximately $9.7 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Under secondary financial protection, a nuclear incident at any licensed nuclear power reactor in the country, including those owned by the GPU Energy companies, could result in assessments of up to $88 million per incident for each of the GPU Energy companies' two operating reactors, subject to an annual maximum payment of $10 million per incident per reactor. In addition to the retrospective premiums payable under the Price-Anderson Act, the GPU Energy companies are also subject to retrospective premium assessments of up to $26.8 million (JCP&L $16.9 million; Met-Ed $6.6 million; Penelec $3.3 million) in any one year under insurance policies applicable to nuclear operations and facilities.

     The GPU Energy companies have insurance coverage for incremental replacement power costs resulting from an accident-related outage at their nuclear plants. Coverage commences after a 12-week waiting period at $1.8 million and $2.6 million per week for 52 weeks for Oyster Creek and TMI-1, respectively, decreasing to 80% of such amounts for the next 110 weeks.

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 20 of 26

                              ENVIRONMENTAL MATTERS
                              ---------------------

     As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment, remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

     To comply with Titles I and IV of the federal Clean Air Act Amendments of 1990 (Clean Air Act), the GPU Energy companies have spent $242 million (JCP&L 44 million; Met-Ed $95 million; Penelec $103 million) to date. Effective November 1997, the Pennsylvania Environmental Quality Board adopted regulations implementing the NOx reductions proposed by the Ozone Transport Commission
(OTC), and in December 1997, the New Jersey Department of Environmental Protection developed a proposal with the electric utility industry on a plan to implement the OTC's proposed NOx reductions. The GPU Energy companies expect that the U.S. Environmental Protection Agency (EPA) will approve these state implementation plans, and that as a result, they would expect to spend an estimated $0.6 million (JCP&L $30 thousand; Met-Ed $340 thousand; Penelec $200 thousand) in 1999 to meet the seasonal reductions agreed upon by the OTC. In 1997 and 1998 the EPA adopted new, more stringent rules on ozone and particulate matter. Several groups have filed suit in the U.S. Court of Appeals to overturn these new air quality standards on the grounds that, among other things, they are based on inadequate scientific evidence. The GPU Energy companies are unable to determine what additional costs, if any, will be incurred if the EPA rules are upheld. Moreover, the timing and amounts of expenditures under the Clean Air Act will be dependent upon the timing of the sales of the related generating facilities.

    GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at hazardous and/or toxic waste sites (in some cases, more than one company is named for a given site):

         JCP&L       MET-ED    PENELEC      GPUN      GPU, INC.   TOTAL
         -----       ------    -------      ----      ---------   -----

            8         4          2           1           1          13

In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. The ultimate cost of remediation will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 21 of 26

    In 1997, the EPA filed a complaint against GPU, Inc. in the United States District Court for the District of Delaware for enforcement of its unilateral order issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942 and GPU, Inc. emerged from the AGECO/AGECORP reorganization proceedings. All of the common stock of Dover was sold in 1942 by a member of the AGECO/AGECORP group to an unaffiliated entity, and was subsequently acquired by Chesapeake Utilities Corporation (Chesapeake). According to the complaint, the EPA is seeking up to $0.5 million in past costs, $4.2 million for the cleanup of the Dover site and approximately $19 million in penalties. GPU, Inc. has responded to the EPA complaint stating that such claims should be dismissed because, among other things, they are barred by the operation of the Final Decree entered by the United States District Court for the Southern District of New York at the conclusion of the 1946 reorganization proceedings of AGECO/AGECORP. Chesapeake has also sued GPU, Inc. for a contribution to the cleanup of the Dover site. The United States District Court for the District of Delaware has refused to dismiss the complaints and discovery is proceeding. The parties continue to engage in settlement discussions. There can be no assurance as to the outcome of these proceedings.

    Pursuant to federal environmental monitoring requirements, Penelec has reported to the Pennsylvania Department of Environmental Protection (PaDEP) that contaminants from coal mine refuse piles were identified in storm water run-off at Penelec's Seward station property. Penelec signed a modified Consent Order, which became effective December 1996, and a third Amendment in December 1998, that establish a schedule for submitting a plan for long-term remediation, based on future operating scenarios. Penelec currently estimates that the remediation of the Seward station property will range from $12 million to $20 million and has a recorded liability of $12 million at June 30, 1999. These cost estimates are subject to uncertainties based on continuing discussions with the PaDEP as to the method of remediation, the extent of remediation required and available cleanup technologies. Penelec expects recovery of these remediation costs in Phase II of its restructuring proceeding and has recorded a corresponding regulatory asset of approximately $12 million at June 30, 1999.

    In 1997, the GPU Energy companies filed with the PaDEP applications for re-permitting seven (JCP&L - one; Met-Ed - three; Penelec - three) operating ash disposal sites, including projected site closure procedures and related cost estimates. The cost estimates for the closure of these sites range from approximately $17 million to $22 million, and a liability of $17 million (JCP&L $1 million; Met-Ed $4 million; Penelec $12 million) is reflected on the Consolidated Balance Sheets at June 30, 1999. JCP&L has requested recovery of its share of closure costs in its restructuring plan filed with the NJBPU in 1997. Met-Ed and Penelec expect recovery of these costs in Phase II of their restructuring proceedings. As a result, a regulatory asset of $17 million (JCP&L $1 million; Met-Ed $4 million; Penelec $12 million) is reflected on the Consolidated Balance Sheets at June 30, 1999.

    JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of June 30, 1999, JCP&L has

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 22 of 26

spent approximately $33 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $53 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. Moreover, the cost to clean up these sites could be materially in excess of $53 million due to significant uncertainties, including changes in acceptable remediation methods and technologies. In addition, federal and state law provides for payment by responsible parties for damage to natural resources.

    In 1997, JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs was approved by the NJBPU. At June 30, 1999, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $43 million. JCP&L is continuing to pursue reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L commenced litigation in the New Jersey Superior Court against several of its insurance carriers, relative to these MGP sites and has settled with all but one of those insurance companies.


                       OTHER COMMITMENTS AND CONTINGENCIES
                       -----------------------------------


GPU, Inc. Investments and Guarantees:
-------------------------------------

    GPU, Inc. has made significant investments in foreign businesses and facilities through its subsidiaries, GPU Electric and the GPUI Group. At June 30, 1999, GPU, Inc.'s aggregate investment in GPU Electric and the GPUI Group was $518 million and $242 million, respectively. Although management attempts to mitigate the risks of investing in certain foreign countries by, among other things, securing political risk insurance, GPU faces additional risks inherent to operating in such locations, including foreign currency fluctuations.


GPU Electric

    At June 30, 1999, GPU Electric had investments located in foreign countries totaling approximately $3.9 billion (excluding the additional 50% interest in Midlands Electricity plc (Midlands) which GPU acquired from Cinergy in July
1999). GPU, Inc. has also guaranteed up to an additional $1.19 billion of GPU Electric obligations. Of the $1.19 billion, $1.04 billion is included in Long-term debt and Securities due within one year on GPU's Consolidated Balance Sheet at June 30, 1999.

    Through its ownership of Midlands, GPU Electric has an investment in a power project in Pakistan (Uch Power Project) which was originally scheduled to begin commercial operation in late 1998. The Uch Power Project is a 586 MW facility of which Midlands is a 40% owner. Construction of the Uch Power Project is virtually complete, but testing and commercial operation have been delayed.

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 23 of 26

    Midlands' current investment in the Uch Power Project is approximately $75 million, and project lenders could require Midlands to make additional capital contributions to the project of approximately $12 million under certain conditions. On June 30, 1999, the project lenders issued a notice of default to the project sponsors (including Midlands) for failure to obtain permanent financing and repay the construction debt by the original loan due date. The project sponsors have proposed a restructured financing arrangement which the lenders and EXIM Bank are currently considering. As part of GPU's July 1999 purchase of Cinergy's 50% ownership interest in Midlands, Cinergy has agreed to fund up to an aggregate of $20 million of additional capital contributions and/or certain future "cash losses" which GPU could incur on the Uch Power Project. There can be no assurance as to the outcome of this matter.


GPUI Group

    At June 30, 1999, the GPUI Group had investments located in foreign countries totaling approximately $80 million. As of that date, GPU, Inc. has also guaranteed up to an additional $33.7 million of GPUI Group obligations (including guarantees of $21.3 million related to domestic operations). Of the $33.7 million, $7.6 million is included in Long-term debt and Securities due within one year on GPU's Consolidated Balance Sheet at June 30, 1999, and $26.1 million relates to various other obligations of the GPUI Group.

Other:
------

    GPU's capital programs, for which substantial commitments have been incurred and which extend over several years, contemplate expenditures of $453 million (JCP&L $183 million; Met-Ed $97 million; Penelec $98 million; Other $75 million) during 1999.

     In July 1999, New Jersey experienced a severe heat wave that resulted in major power outages and temporary service interruptions in JCP&L's service territory. As a result, the NJBPU, with the assistance of the New Jersey Attorney General, has initiated an investigation into the reliability of JCP&L's transmission and distribution system and JCP&L's response to the power outages. In addition, lawsuits have been filed in New Jersey Superior Court against JCP&L seeking class action certification for all JCP&L customers who incurred financial losses, including both compensatory and punitive damages. There can be no assurance as to the outcome of these matters.

     The GPU Energy companies have entered into long-term contracts with nonaffiliated mining companies for the purchase of coal for certain generating stations in which they have ownership interests (JCP&L - 16.67% ownership interest in Keystone; and Met-Ed - 16.45% ownership interest in Conemaugh). The contracts, which expire at various dates between 1999 and 2002, require the purchase of either fixed or minimum amounts of the stations' coal requirements. The price of the coal under the contracts is based on adjustments of indexed cost components. The GPU Energy companies' share of the cost of coal purchased under these agreements is expected to aggregate $135 million (JCP&L $27 million; Met-Ed $57 million; Penelec $51 million) for 1999. These contracts will be assumed by Sithe, upon the closings of the sales of the GPU Energy companies' fossil generation facilities.

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 24 of 26

     JCP&L has entered into agreements with other utilities to purchase capacity and energy for various periods through 2004. These agreements provide for up to 629 MW in 1999, declining to 445 MW in 2000 through 2003 and 345 MW in 2004 when the final agreement expires. Payments pursuant to these agreements are estimated to be $114 million in 1999, $91 million in 2000, $99 million in 2001, $109 million in 2002, $113 million in 2003 and $48 million in 2004.

     GPU AR has entered into sales contracts to supply electricity to retail customers through December 31, 2000, with energy and capacity costs estimated at $50 million. GPU AR has also entered into various agreements to purchase energy and capacity totaling approximately $24 million, of which $11 million has been guaranteed by GPU, Inc.

     In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. Following its purchase of TMI-1, AmerGen will assume all liability for disposal costs related to spent fuel generated after the sale. In 1996, the DOE notified the GPU Energy companies and other standard contract holders that it will be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In January 1997, the GPU Energy companies, along with other electric utilities and state agencies, petitioned the U.S. Court of Appeals to, among other things, permit utilities to cease payments into the Federal Nuclear Waste Fund until the DOE complies with the NWPA. In November 1997, the Court denied this request. The DOE's inability to accept spent nuclear fuel could have a material impact on GPU's results of operations, as additional costs may be incurred to build and maintain interim on-site storage at Oyster Creek. TMI-1 has sufficient on-site storage capacity to accommodate spent nuclear fuel through the end of its licensed life. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in northwestern Utah. There can be no assurance as to the outcome of these matters.

     New Jersey and Connecticut have established the Northeast Compact, to construct a low-level radioactive waste (radwaste) disposal facility in New Jersey, which was expected to commence operation by the end of 2003. GPUN's total share of the cost for developing, constructing and site licensing the facility was estimated to be $58 million. Through June 30, 1999, GPUN has made payments of $6 million to fund construction of the radwaste disposal facility and JCP&L has collected $30 million from customers. As a result of the NJBPU Summary Order, effective August 1, 1999, JCP&L will no longer be collecting monies from customers for the facility's construction. Any over-recovered balance will be applied to reduce the MTC. In February 1998, the New Jersey Low-Level Radwaste Facility Siting Board (Siting Board) voted to suspend the siting process in New Jersey. The Siting Board is in the process of determining what activities are required by law to be continued, and the level of funding required to support these activities. GPUN cannot determine at this time what effect, if any, this matter will have on its operations.

     Pennsylvania, Delaware, Maryland and West Virginia have established the Appalachian Compact to construct a facility for the disposal of low-level

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 25 of 26

radwaste in those states, including low-level radwaste from TMI-1. To date, pre-construction costs of $33 million, out of an estimated $88 million, have been paid. Eleven nuclear plants have so far shared equally in the pre-construction costs; GPUN has contributed $3 million on behalf of TMI-1. Pennsylvania has suspended the search for a low-level radwaste disposal site in the state. GPUN cannot determine at this time what effect, if any, this may have on its operations.

     JCP&L's two operating nuclear units are subject to the NJBPU's annual nuclear performance standard. Operation of these units at an aggregate annual generating capacity factor below 65% or above 75% would trigger a charge or credit based on replacement energy costs. At current cost levels, the maximum effect on 1999 net income of the performance standard charge at a 40% capacity factor would be approximately $11 million before tax. While a capacity factor below 40% would generate no specific monetary charge, it would require the issue to be brought before the NJBPU for review. The annual measurement period, which begins in March of each year, coincides with that used for the LEAC. The New Jersey restructuring legislation eliminates the nuclear performance standard, effective with the implementation of retail choice on August 1, 1999. The calculation in 1999 is based on a 5-month performance period from March 1, 1999 through July 31, 1999.

     GPU, Inc. and consolidated affiliates have approximately 12,800 employees worldwide of which nearly 8,200 are employed in the U.S and approximately 3,600 are employed by Midlands in the United Kingdom. The majority of the U.S. workforce is employed by the GPU Energy companies, of which approximately 4,300 are represented by unions for collective bargaining purposes. JCP&L, Met-Ed and Penelec's collective bargaining agreements with the International Brotherhood of Electrical Workers expire on October 31, 1999, April 30, 2000 and May 14, 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires on June 30, 2001.

     During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.

                                                      Financial Statements
                                                      Item 6(b) 1
                                                      Page 26 of 26

2.   ACCOUNTING FOR EXTRAORDINARY AND NON-RECURRING ITEMS

JCP&L Restructuring Write-off

     Historically, the rates an electric utility charges its customers have been based on the utility's costs of operation. As a result, the GPU Energy companies were required to account for the economic effects of cost-based ratemaking regulation under the provisions of FAS 71. FAS 71 requires regulated entities, in certain circumstances, to defer, as regulatory assets, the impact on operations of costs expected to be recovered in future rates.

     In response to the continuing deregulation of the electric utility industry, the Securities and Exchange Commission (SEC) has questioned the continued applicability of FAS 71 by investor-owned utilities with respect to their electric generation operations. In response to these concerns, the FASB's EITF concluded in June 1997 that utilities are no longer subject to FAS 71, for the relevant portion of their business, when they know details of their individual transition plans. The EITF also concluded that utilities can continue to carry previously recorded regulated assets, as well as any newly established regulated assets (including those related to generation), on their balance sheets if regulators have guaranteed a regulated cash flow stream to recover the cost of these assets. Concurrent with the receipt of PaPUC Restructuring Orders in 1998, Met-Ed and Penelec discontinued the application of FAS 71 and adopted the provisions of FAS 101 and EITF 97-4 for their electric generation operations.

     On May 24, 1999, the NJBPU issued a Summary Order regarding JCP&L's unbundling, stranded cost and restructuring filings. The Summary Order, among other things, essentially removes from regulation the costs associated with providing electric generation service to New Jersey customers, effective August 1, 1999. Accordingly, JCP&L has discontinued the application of FAS 71 and has adopted the provisions of FAS 101 and EITF 97-4 with respect to its electric generation operations, effective with the second quarter of 1999. The transmission and distribution portion of JCP&L's operations will continue to be subject to the provisions of FAS 71.

     For the quarter ended June 30, 1999, JCP&L has recorded a reduction in operating revenues of $115 million relating to the Summary Order which resulted in an after-tax charge to earnings of $68 million, or $0.54 per share. This reduction reflects JCP&L's obligation to refund to customers (from 1999 revenues) 5% of April 30, 1997 rates for service rendered on or after August 1, 2002.

     Since JCP&L is no longer subject to FAS 71 for the generation portion of its business, GPU performed an impairment test on Oyster Creek in accordance with FAS 121. This test determined that JCP&L's net investment in Oyster Creek, including plant, nuclear fuel and materials and supplies inventories, was impaired based on the April 30, 1999 net book value. This investment was written down by $630 million (pre-tax) to reflect its fair market value. This impairment, which was recorded as an extraordinary deduction, was reversed and reestablished as a regulatory asset since the Summary Order provides for rate recovery.